

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Mark Tattoli
General Counsel, Director
Core Laboratories Luxembourg S.A.
12E Rue Guillaume Kroll
L-1882 Luxembourg
Grand Duchy of Luxembourg

>   **Re: Core Laboratories Luxembourg S.A.**
>   **Registration Statement on Form S-4**
>   **Filed January 17, 2023**
>   **File No. 333-269259**

Dear Mark Tattoli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at (202) 551-5351 or Mitchell Austin, Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner